Exhibit 99.6

Interim Financial Statements and MD&A Annual Financial Statements and MD&A Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. C L S Q CLSQ.BEN_IA_NPE.E.19262.OUTSOURCED/000001/000001/i Exhibit 99.6

OENNPQ Computershare 100 University Ave. 8th Floor Toronto ON M5J 2Y1 Place Stamp Here